

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14187 Oak Lane
Miami Lakes, Florida 33016

    Re: BankUnited, Inc.
              Form 10-K for Fiscal Period Ended December 31, 2013
              Filed February 27, 2014
              File No. 001-35039

Dear Ms. Lunak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the period ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Net Interest Income, page 45

1. Given the nature of the loss sharing agreements with the FDIC and the correlation between the expectations of the cash flows on the covered assets and the indemnification asset, please address the reasons for not including the impact of these changes (i.e. accretion and amortization) on the FDIC indemnification asset within interest income.

Analysis of Financial Condition, page 62

2. We note the remaining amount of the FDIC indemnification asset was $1.2 billion at December 31, 2013. Please revise to tell us, and disclose in future filings, the remaining amounts attributable to each of the covered assets remaining (e.g. single family, commercial, investments, etc.). Further, address the amounts expected to be collected from the FDIC, the amounts which represent improvements in cash flows expected to be collected from customers, expectations regarding amortization, collections in regard to OREO transactions as well as any other amounts.

Liquidity, page 97

3. You have generated positive net income and high returns on assets since the acquisition of your failed predecessor from the FDIC. However, this strong operating performance appears to be primarily attributable to the amortization and accretion of discounts and fair value adjustments associated with the acquisition. Despite your consistently strong operating performance you have generated cash outflows from operating activities of $667.3 million over the last three years. Most of these cash outflows appear to have been financed by an increase in customer deposits. Please revise your liquidity disclosures in future filings to discuss and analyze the material drivers and changes in your cash outflows from operating activities. Please also revise to discuss known trends that are reasonably likely to increase or decrease your liquidity, such as whether you expect to incur continued cash outflows from operations as you have since the acquisition of your predecessor dating back to 2009 or whether and when you expect this trend to reverse in the future. Please also enhance your disclosures of the liquidity of the bank holding company by discussing their ability to continue to pay dividends despite the consistent operating cash outflows of its wholly-owned subsidiary and their expected sources of cash flows for the future projected dividends. Please be sure to provide us supplementally with what your proposed revised disclosures would look like as of December 31, 2013. Please refer to Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Leslie Lunak
BankUnited, Inc.
April 24, 2014
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief